SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 9)


                         Friendly Ice Cream Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    358497105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Sardar Biglari
                               The Lion Fund, L.P.
                        9311 San Pedro Avenue, Suite 1440
                            San Antonio, Texas 78216
                            Telephone (210) 344-3400

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 17, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




----------


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      The Lion Fund L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari Capital Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Biglari, Sardar

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF,WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.  358497105
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Western Sizzlin Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [_]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                 [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,182,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,182,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,182,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.92%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 358497105
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

       No change.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

       No change.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $10,300,890.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the Lion Fund and WSC. In addition, WSC established a line of credit from Branch Banking and Trust Company of Virginia in the amount of $700,000 and used $695,000 of the line of credit to pay off portions of margin loans that were used to purchase shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the ordinary course of business.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have consulted with the chairman of the board of directors and management of the Issuer concerning the business, operations and future plans of the Issuer. Such consultation included a meeting on September 20, 2006, whereby the Reporting Persons requested two seats on the Issuer's board of directors for Mr. Sardar Biglari and Dr. Philip L. Cooley. By letter to Mr. Biglari dated October 3, 2006, the Issuer's Vice President and General Counsel, Gregory Pastore, requested information regarding Mr. Biglari and Dr. Cooley. A law firm representing the Reporting Persons provided such information to Mr. Pastore by letter dated October 5, 2006. On October 16, 2006, a law firm representing the Issuer responded to the October 5 letter stating that the Company would respond to the Reporting Person's request "in due course".

     The Reporting Persons prefer to obtain the requested board seats through action by the Issuer's board of directors, but absent such action, the Reporting Persons intend to nominate Mr. Biglari and Dr. Cooley for election at the Issuer's annual meeting of stockholders to be held in 2007, in accordance with the Issuer's by-laws providing for such nominations. In such case, the Reporting Persons intend to solicit proxies to be voted in favor of the nominees. Accordingly, on November 8, 2006, The Lion Fund sent notice to the Issuer's Secretary, in accordance with the Issuer's by-laws, of its intention to nominate Dr. Cooley and Mr. Biglari for election as directors at the next meeting of stockholders at which directors are to be elected. In addition, on November 8, 2006, a law firm representing the Reporting Persons sent to the Issuer a demand to inspect and copy the Issuer's record of its stockholders, as permitted by the Massachusetts Business Corporation Act. On November 14, 2006, the Issuer provided limited information in response to such request. On November 21, 2006, a law firm representing the Reporting Persons sent an additional demand letter requesting the same information as requested in the November 8 letter, stating that the Issuer provided insufficient information in response to the November 8 letter.

     If the Reporting Persons engage in solicitation of proxies, and are successful in the election of one or both of Mr. Biglari and Dr. Cooley to the Issuer's board of directors, the Reporting Persons will seek reimbursement of their expenses from the Issuer.

     The Reporting Persons are concerned with the current status of the board of directors as all but one of the Issuer's current directors, including the chairman of the board, are defendants in a pending shareholder derivative lawsuit in which one of the founders of the Issuer's business and a substantial stockholder, S. Prestley Blake, is the plaintiff. Copies of two court decisions in this litigation, dated May 24, 2006, and August 25, 2006, were attached to Amendment 8 to the Schedule 13D filed on November 8, 2006.

     As set forth herein, the Reporting Persons have beneficial ownership of 14.92% of the Issuer's common stock. The Reporting Persons believe such holdings are more than the amount beneficially owned by any other stockholder or group and more than all such stock owned by all of the Issuer's current directors combined. Accordingly, the Reporting Persons believe that their interests are aligned with those of other stockholders and that Mr. Biglari and Dr. Cooley would be constructive contributors to the Issuer's board of directors.

     The Reporting Persons will continue to evaluate the business prospects of the Issuer, its management, and board of directors and may from time to time consult further with the Issuer's management, one or more of its directors, or with other stockholders.

     The Reporting Persons may effect transactions that would change the number of shares they may be deemed to beneficially own.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,182,388 Shares or 14.92% of the Shares of the Issuer, based upon the 7,926,058 Shares outstanding as of October 31, 2006, according to the Issuer's most recent Form 10-Q.

     Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,182,388 Shares.

     Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,182,388 Shares.

     The trading date, number of Shares purchased and the price per share for all transactions in the Shares in the last 60 days are set forth in Exhibit B and were effected in open market transactions.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.


--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           No change.
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.


     B. A description of the transactions by the Lion Fund in the last 60 days is filed herewith as Exhibit B.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  November 22, 2006
-----------------------
        (Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     ---------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     ---------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
     /s/ Sardar Biglari
     ----------------------


WESTERN SIZZLIN CORP.
     /s/ Robyn B. Mabe
     ---------------------
     Robyn B. Mabe, Chief Financial Officer

                                                                    Exhibit A


                                    AGREEMENT

     The undersigned agree that this Amendment to the Schedule 13D dated November 22, 2006, relating to the Common Stock par value $0.01 of Friendly Ice Cream Corporation shall be filed on behalf of the undersigned.




  November 22, 2006
-----------------------
        (Date)


THE LION FUND, L.P.

By:  Biglari Capital Corp.,
     General Partner

By:  /s/ Sardar Biglari
     -----------------------
     Sardar Biglari, Chief Executive Officer


BIGLARI CAPITAL CORP.
By:  /s/ Sardar Biglari
     -----------------------
     Sardar Biglari, Chief Executive Officer


SARDAR BIGLARI
     /s/ Sardar Biglari
     ------------------------


WESTERN SIZZLIN CORP.
By:  /s/ Robyn B. Mabe
     ------------------------
     Robyn B. Mabe, Chief Financial Officer

                                                                    Exhibit D


         Transactions in the Shares -- Lion Fund, BCC and Sardar Biglari





          Date of              Number of Shares            Price Per
        Transaction               Purchase                   Share
       ------------------------------------------------------------------
        11/17/06                  103,000                   $10.88
        11/20/06                    2,000                   $11.42




                        Transactions in the Shares - WSC




          Date of              Number of Shares            Price Per
        Transaction               Purchase                   Share
       ------------------------------------------------------------------
        11/17/06                  63,200                    $10.88
        11/20/06                   5,500                    $11.42


SK 25298 0001 723727